September 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	Crixus BH3 Acquisition Company

Form S-1 Registration Statement

File No. 333-259269

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as joint book-running managers, hereby join in the request of Crixus BH3 Acquisition Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on October 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 200 copies of the Preliminary Prospectus dated September 29, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, advise that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

GUGGENHEIM SECURITIES, LLC

By:	/s/ William Ortner
Name: William Ortner
Title: Senior Managing Director, Head of Strategic Equity Solutions

BTIG LLC

By:	/s/ Gil Ottensoser
Name: Gil Ottensoser
Title: Managing Director, Head of SPAC Investment Banking

[Signature Page to UW Acceleration Request Letter]